
13002861

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

x **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission File Number 001-13828

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

MEMC / SUNEDISON RETIREMENT SAVINGS PLAN

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

SUNEDISON, INC.

501 Pearl Drive (City of O'Fallon)
St. Peters, Missouri 63376

MEMC / SUNEDISON RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

MEMC / SUNEDISON RETIREMENT SAVINGS PLAN

Table of Contents

BROWN SMITH WALLACE LLC
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE℠

Report of Independent Registered Public Accounting Firm

To the Investment Committee and Administrator of the
MEMC/SunEdison Retirement Savings Plan
St. Peters, Missouri

We have audited the accompanying statement of net assets available for benefits of the MEMC/SunEdison Retirement Savings Plan (the Plan) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown Smith Wallace LLC
St. Louis, Missouri
June 26, 2013


FROST, PLLC
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the
MEMC Retirement Savings Plan
St. Peters, Missouri

We have audited the accompanying statements of net assets available for benefits of the MEMC Retirement Savings Plan (the "Plan") as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2010, were audited by other auditors whose report dated June 28, 2011, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frost, PLLC

Little Rock, Arkansas
June 26, 2012

425 West Capitol Avenue, Suite 3300 | Little Rock, Arkansas 72201 | 501.376.9241 | frostpllc.com
1200 East Joyce Boulevard, Suite 301 | Fayetteville, Arkansas 72703 | 479.695.4300
3605 Glenwood Avenue, Suite 370 | Raleigh, North Carolina 27612 | 919.782.8410

MEMC / SUNEDISON RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets:		
Investments at fair value:		
Shares of registered investment companies	$ 106,782,875	$ 77,164,538
MEMC Electronic Materials, Inc. common stock	5,350,901	4,228,358
Guaranteed Income Fund	36,816,267	—
Collective trusts	—	69,006,212
Brokerage accounts	3,287,448	2,356,232
Total Investments	152,237,491	152,755,340
Receivables:		
Participant contributions	179,318	305,643
Employer contributions	124,475	229,828
Notes receivable from participants	3,603,564	5,089,774
Total Receivables	3,907,357	5,625,245
Net assets available for benefits before adjustment to contract value	156,144,848	158,380,585
Adjustment from fair value to contract value for fully benefit-responsive investment contract	—	(1,470,046)
Net assets available for benefits	$ 156,144,848	$ 156,910,539

See accompanying notes to financial statements.

MEMC / SUNEDISON RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2012 and 2011

	2012	2011
Additions:		
Income from investments:		
Dividend income	$ 2,723,502	$ 3,806,739
Realized and unrealized gains (losses)	11,284,417	(12,548,173)
Total income (loss) from investments	14,007,919	(8,741,434)
Contributions:		
Employer	7,711,402	8,192,811
Participants	10,605,430	11,317,577
Participant rollovers	958,854	1,454,808
Total contributions	19,275,686	20,965,196
Interest income from notes receivable from participants	138,174	190,236
Total additions	33,421,779	12,413,998
Deductions:		
Benefit payments to participants	35,046,615	19,841,518
Administrative expenses	33,064	28,722
Total deductions	35,079,679	19,870,240
Net decrease before transfers from other plans	(1,657,900)	(7,456,242)
Transfers from other plans (note 11)	892,209	—
Net decrease in assets available for benefits	(765,691)	(7,456,242)
Assets available for benefits:		
Beginning of year	156,910,539	164,366,781
End of year	$ 156,144,848	$ 156,910,539

See accompanying notes to financial statements.

MEMC / SUNEDISON RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(1) Description of the Plan

The following description of the MEMC / SunEdison Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a) General

Effective for the 2012 plan year, the name of the Plan changed from "MEMC Retirement Savings Plan" to "MEMC / SunEdison Retirement Savings Plan." The Plan was established on April 1, 1989 under the provisions of Section 401(k) of the Internal Revenue Code and was restated January 1, 2012. The Plan is a defined contribution retirement savings plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), sponsored by SunEdison, Inc. (the “Company”). The SunEdison, Inc. Investment Committee is the designated administrator of the Plan (the “Plan Administrator”), including having the responsibility for reviewing the performance of the Plan’s investment alternatives. Prior to November 30, 2010, generally all employees of the Company compensated in U.S. dollars from a payroll location within the United States were eligible to participate in the Plan. Effective as of November 30, 2010 and December 31, 2010, Solaicx and SunEdison employees, respectively, were eligible to participate in the Plan if compensated in U.S. dollars from a payroll location within the United States.

During 2012, the Plan was amended to merge the Greenray, Inc. 401(k) Profit Sharing Plan & Trust and the Fotowatio Renewable Ventures, Inc. 401(k) Plan into the Plan with effective dates of March 30, 2012 and May 1, 2012, respectively. GreenRay and Fotowattio Renewable Venture employees were eligible to participate in the Plan effective August 9, 2011 and January 1, 2012, respectively. Refer to Note 11.

(b) Contributions

Participants may elect to contribute from 1% to 50% of their covered compensation as described in the Plan on a before-tax basis. The before-tax contribution is limited to the amount specified by Section 402(g) of the Internal Revenue Code ($17,000 in 2012 and $16,500 in 2011). A participant is eligible to receive employer-matching contributions of 100% of the first 3% of the employee’s contribution, 50% of the next 2% contributed, and 20% of the next 1% contributed, up to 4.2% of the participant’s covered compensation for the Plan year. For the 2011 Plan year, the Company contributed 2% of compensation as a special employer contribution on behalf of those individuals whose benefits are frozen in the MEMC Pension Plan or hired on or after January 2, 2002. For the 2012 Plan year, all employees were eligible for this special employer contribution.

(c) Participant’s Accounts

Each participant account is comprised of the following subaccounts: a before-tax account, an after-tax account, a Safe Harbor matching account, a matching account, and a rollover account, as applicable. Participants may elect to participate and/or adjust contribution elections at any time. Each participant account is credited with participant contributions as specified by the participant; an allocation of the Company’s contributions; and the income, loss, appreciation, and depreciation attributable thereto.

(d) Vesting

Participant matching accounts are immediately and fully vested.

(e) Investment Options

Participants may direct investment or reinvestment of contributions credited to their individual accounts in any one or a combination of the 13 available investment options in increments of 1% of the amount credited. Interfund transfers in and out of the MEMC Stock Fund are limited to one per week. Participants may elect to adjust all other investment options daily.

In May 2010 and effective through December 31, 2011, the Company limited the amount of future contributions in the Company's common stock to 15% of a participant's total contributions. In addition and still effective as of December 31, 2012, participants will not be allowed to transfer existing balances into Company common stock to the extent the amount invested would exceed 15% of the participant's account.

(f) Notes Receivable from Participants

Participants may apply for and receive loans from their vested account. No more than two loans may be outstanding to a participant at any one time. The amount of loans to an individual participant shall not exceed the lesser of $50,000 or one-half of the vested portion of the account balance of the participant as of the date the loan is requested by the participant without regard to any contributions allocated to the account of the participant on or after such date. The minimum amount of any loan shall be $1,000. The interest rate on loans is based upon the prime rate on the last business day of a calendar quarter effective for loans made on and after the first business day of the subsequent quarter. Interest income on notes receivable from participants is recorded when earned.

(g) Payment of Benefits

Under the terms of the Plan, participants or their designated beneficiaries are entitled to receive the amounts credited to their accounts upon normal retirement at age 65, early retirement, disability, or death. Participants terminating prior to retirement are entitled to receive the portion of their account that is vested. Distributions are made in the form of a lump-sum payment. If the participant's vested balance exceeds $5,000, the participant may elect to defer receipt of the distribution.

Participants may elect to withdraw all or any portion of the amount credited to their After-Tax Accounts that exceeds the aggregate amount of matched After-Tax contributions to such account in the 24-month period ending on the Valuation Date as of which such withdrawal is made.

Participants may elect to withdraw the amount credited to their Matching Accounts that exceeds the aggregate contributions credited to such accounts in the 24-month period ending on the Valuation Date immediately preceding the date as of which such withdrawal is made.

Participants who have attained age 59½ may elect to withdraw the amounts credited to their Before-Tax and Safe Harbor Matching Accounts and Nonmatching Accounts that exceeded the aggregate contributions credited to such accounts in the 24-month period ending on the valuation date immediately preceding the date as of which such withdrawal is made. Participants who have not yet attained 59½ shall not be eligible to withdraw amounts credited to their Before-Tax and Safe Harbor Matching Accounts, and their Nonmatching Accounts except as provided for hardship withdrawals of Before-Tax contributions.

Participants may elect to withdraw all or any portion of the amount credited to their Rollover Account.

In addition, hardship withdrawals are allowed for employees under age 59½ under certain circumstances in an amount equal to the value of accumulated before-tax contributions and the Safe Harbor Match Account. Account earnings are not eligible for inclusion in the withdrawal amount. Participants incurring a hardship withdrawal will not be eligible to make further contributions to the Plan for at least 12 months after the receipt of such distribution.

(h) Additional Events

Effective January 1, 2012, the Plan changed its plan administrator and recordkeeper from Mercer to Prudential Bank & Trust. The investment options available to employees prior to January 1, 2012, were replaced with the following options:

- Guaranteed Income Fund
- Vanguard Institutional Index Instl Fund
- American Beacon Lg Cap Value Inst Fund
- Eagle Small Cap Growth I Fund
- Goldman Sachs Small Cap Value Inst Fund
- JPMorgan Large Cap Growth Select Fund
- Loomis Sayles Mid Cap Growth Y Fund
- JP Morgan Mid Cap Value Fund
- Prudential Target Easy Path

Investment options still available to employees as of January 1, 2012 were the following funds:

- PIMCO Total Return Bond Fund
- Thornburg International Value R5
- T. Rowe Price Capital Appreciation Fund
- MEMC Electronic Materials, Inc. Common Stock

(2) Summary of Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a) Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" ("ASU 2011-04"), which amends ASC 820, "Fair Value Measurements and Disclosures". ASU 2011-04 requires categorization by level for items that are required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, ASU 2011-04 provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. ASU 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. ASU 2011-04 was applied prospectively and became effective for the December 31, 2012 plan year. The adoption did not have a material effect on the statement of net assets available for plan benefits and statement of changes in net assets available for plan benefits.

(b) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.

(c) Use of Estimates

The preparation of the accompanying financial statements in conformity with US GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Valuation of Investments

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e) Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

(f) Administrative Expenses

The reasonable expenses incident to the operation of the Plan shall be paid out of the trust fund, unless the Company, in its sole discretion, elects at any time to pay part or all of such expenses.

(g) Subsequent Events

We have evaluated subsequent events or transactions that occurred after the balance sheet date of December 31, 2012 up through June 26, 2013, which is the date the accompanying financial statements and supplemental schedule were issued.

On May 30, 2013, after stockholder approval at the Company's Annual Meeting of Stockholders, the Company changed its name from MEMC Electronic Materials, Inc. to SunEdison, Inc. As a result of the name change, the name of the Plan changed from "MEMC / SunEdison Retirement Savings Plan" to "SunEdison Retirement Savings Plan." Effective June 3, 2013, the Company's stock symbol on the New York Stock Exchange changed from "WFR" to "SUNE" to reflect the new corporate name.

(3) Trust Fund Managed by the Trustee

The Plan assets are maintained in a trust fund. The investments and changes therein, of this trust fund have been reported to the Plan by Prudential Bank & Trust (the “Trustee”).

(4) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(5) Tax Status

The Internal Revenue Service issued its latest determination letter on October 29, 2008, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. The Plan Administrator and the Plan’s counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition with a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

(6) Investments

The following table presents investments that represent 5% or more of the net assets available for benefits at December 31, 2012.

		2012		2011
Investments > 5% of net assets available for benefit:				
Guaranteed Income Fund - (1), (3)	$	36,816,267	$	—
Vanguard Institutional Index - (1)		23,566,746		—
PIMCO Total Return Fund		17,083,566		13,247,555
Thornburg Int'L Value Fund		13,345,988		9,444,582
T. Rowe Price Capital Appreciation Fund		11,267,995		10,447,979
American Beacon Large Cap Value - (1)		10,334,663		—
Eagle Small Cap Growth - (1)		8,451,908		—
Goldman Sachs Small Cap Value - (1)		8,154,978		—
Putnam Stable Value Fund - (2), (3)		—		43,236,660
Ssga S&P 500 Fund - (2)		—		24,299,506
Van Kampen Small Cap Growth I - (2)		—		8,226,095

(1) - This investment option was not available in 2011.
(2) - This investment option was not available in 2012.
(3) - Amounts represent contract value.

The Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $11,284,417 in 2012 and depreciated by $12,548,173 in 2011 as follows:

		2012		2011
Net Appreciation (Depreciation) in Fair Value:				
Shares of registered investment companies	$	11,404,273	$	(4,703,459)
MEMC Electronic Materials, Inc. common stock		(329,977)		(7,475,415)
Brokerage accounts		210,121		(813,104)
Collective trusts		—		443,805
Total	$	11,284,417	$	(12,548,173)

(7) Fair Value Measurements

Fair value accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, and are based on market data obtained from sources independent of the Plan. Unobservable inputs reflect assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.
- Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability. Valuations for Level 2 assets are prepared on an individual asset basis using data obtained from recent transactions for identical securities in inactive markets or pricing data from similar assets in active and inactive markets.
- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are only used when Level 1 or Level 2 inputs are not available. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Level 1 Fair Value Measurements

- Investments in the stock fund, shares of a registered investment company, common stocks and mutual funds are valued based on the fair value as determined by quoted market price on a daily basis.

Level 2 Fair Value Measurements

- Investments in the Guaranteed Income Fund are valued at contract (book) value, which represents deposits made to the contract, plus earnings at guaranteed interest rates, less withdrawals and fees. The contract is affected directly between the Plan and the issuer. The repayment of principal and interest credited to participants is a financial obligation of the issuer. Interest is credited on contract balances using a single "portfolio rate" approach and is reset semi-annually to prevailing market rates. As such fair value approximates contract value. Refer to Note 8 for more information.

- Investments in collective trusts are valued at net asset value as a practical expedient for fair value. The net asset value is based on the value of the underlying investments which are traded on an active market. The Plan does not have any collective trust investments with unfunded commitments or with any redemption restrictions.

The Plan's investments are reported at fair value in the accompanying statement of net assets available for benefits. There were no transfers into or out of Level 1, Level 2, and Level 3 investments during the year ended December 31, 2012.

December 31, 2012	Fair Value	Level 1	Level 2	Level 3
Shares of registered investment companies:				
US equity funds	$ 75,586,545	$ 75,586,545	$ —	$ —
International equity funds	13,345,988	13,345,988	—	—
Bond funds	17,083,566	17,083,566	—	—
Other	766,776	766,776	—	—
Total shares of registered investment companies	106,782,875	106,782,875	—	—
MEMC Electronic Materials, Inc. common stock	5,350,901	5,350,901	—	—
Guaranteed Income Fund	36,816,267	—	36,816,267	—
Brokerage accounts (a)	3,287,448	3,287,448	—	—
Total Investments	$152,237,491	$115,421,224	$ 36,816,267	$ —

December 31, 2011	Fair Value	Level 1	Level 2	Level 3
Shares of registered investment companies:				
US equity funds	$ 41,497,836	$ 41,497,836	$ —	$ —
International equity funds	9,444,582	9,444,582	—	—
Bond funds	13,247,555	13,247,555	—	—
Asset allocation funds	11,995,027	11,995,027	—	—
Other	979,538	979,538	—	—
Total shares of registered investment companies	77,164,538	77,164,538	—	—
MEMC Electronic Materials, Inc. common stock	4,228,358	4,228,358	—	—
Collective trusts:				
Fixed income funds	44,706,706	—	44,706,706	—
US equity funds	24,299,506	—	24,299,506	—
Total collective trusts	69,006,212	—	69,006,212	—
Brokerage accounts (a)	2,356,232	2,356,232	—	—
Total Investments	$152,755,340	$ 83,749,128	$ 69,006,212	$ —

(a) The brokerage account is invested in a variety of categories of common stocks, mutual funds and other investments as directed by participants.

(8) Investment Contracts

In 2012, the Plan invested in a benefit responsive investment contract, known as the Guaranteed Income Fund ("GIF"), offered by the Trustee. The fair values of the Plan's investment contracts have been determined using a "portfolio rate" approach to approximate contract value, as the terms of the contracts prohibit transfer or assignment of rights under the contracts and provide for all distributions at contract value, frequent re-setting of contractual interest rates based upon market conditions, no significant liquidity restrictions and no defined maturities. Generally, there are no events that could limit the ability of the plan to transact at contract value and there are no events that allow the issuer to terminate the contract and which require the Plan to settle at an amount different than contract value. Upon a discontinuance of the contract by the plan sponsor, contract value would be paid no later than 90 days from the date the plan sponsor provides notice to discontinue. In addition, management has determined that no adjustment from contract values is required for credit quality considerations.

Contract value represents contributions made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The average yield earned by the Plan, based on actual earnings and credited to plan participants, was 2.50% as of December 31, 2012. No adjustment is required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants. The same crediting interest rate is applied to the entire contract value and is reviewed on a semi-annual basis for resetting. The factors considered in establishing the crediting interest rate include current economic and market conditions, the general interest rate environment, and both actual and expected experience of a reference portfolio within the general account. The guaranteed minimum interest rate is 1.50%.

Upon the change in plan administrator on January 1, 2012, the Plan no longer offered the Putnam Stable Value Fund ("Stable Value Fund") as an investment option and the assets of this fund were transferred into other funds. The Stable Value Fund, a common collective trust fund, invested in a variety of investment contracts such as guaranteed investment contracts ("GICs") issued by insurance companies and other financial institutions and other investment products (synthetic GICs and collective investment trusts) with similar characteristics. The Stable Value Fund held investments in fully benefit responsive investment contracts that provided that the Plan may make withdrawals at contract value for benefit responsive requirements. The average yield and crediting interest rates for benefit-responsive investment contracts was 3.23% for the year ended December 31, 2011.

The interest crediting rate was the periodic interest rate accrued to participants and was either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities. Variables impacting future crediting rates included current yield and duration of the assets backing the contracts, existing differences between the market values of assets backing the contracts and the contract values of the contracts.

(9) Related Party Transactions

Prudential Bank & Trust and Mercer were the Trustees for the years ended December 31, 2012 and 2011, respectively. Fees paid by the Plan to Trustees for investment management services were $33,064 and $28,722 in 2012 and 2011, respectively. These fees qualify as party-in-interest transactions.

At December 31, 2012 and 2011, the Plan held 1,666,947 and 1,073,187 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $5,350,901 and $4,228,358, respectively. The Plan recorded net depreciation in fair value of $329,977 and $7,475,415, respectively, from the Company's common stock.

(10) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

(11) Plan Mergers

The following plans have merged into the Plan during the year ended December 31, 2012:

Effective Date	Plan Name 2010		Amount
March 30, 2012	Greenray, Inc. 401(k) Profit Sharing Plan & Trust	$	89,959
May 1, 2012	Fotowatio Renewable Ventures, Inc. 401(k) Plan		802,250
		$	892,209

There was no merger activity for the Plan during 2011.

Schedule of Assets Held for Investment Purposes at End of Year
Form 5500 – Schedule H – Item 4i
December 31, 2012
(See Independent Auditor's Report)

	Identity of issuer, borrower, lessor or similar party	Description of issue, maturity date, rate of interest, collateral, par or maturity value		Current Value
**	Guaranteed Income Fund*	Group Annuity	$	36,816,267
**	Vanguard Inst'l Index	Mutual Fund		23,566,746
**	Pimco Total Return Bond Fund	Mutual Fund		17,083,566
**	Thornburg Int'L Value Fd Cl R5	Mutual Fund		13,345,988
**	T. Rowe Price Cap App Fd Inv	Mutual Fund		11,267,995
**	American Beacon Lrg Cp Val Inv	Mutual Fund		10,334,663
**	Eagle Small Cap Growth	Mutual Fund		8,451,908
**	Goldman Sachs Sm Cap Value	Mutual Fund		8,154,978
**	JP Morgan Large Cap Growth	Mutual Fund		6,198,499
**	Loomis Say Mid Cap Grow	Mutual Fund		5,880,958
**	MEMC Electronic Materials, Inc*	Common Stock		5,350,901
**	Brokerage Securities	Brokerage		3,287,448
**	JP Morgan Mid Cap Value	Mutual Fund		1,730,798
**	Prudential Target Easy Path*	Mutual Fund		766,776
	Total Investments		$	152,237,491
	Notes Receivable from Participants*	Interest rates range from 3.25% to 9.50% with various maturities through 2017	$	3,603,564

**Represents a party-in-interest allowable by ERISA*

***Cost information is omitted for participant-directed investments*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SunEdison, Inc.

MEMC / SunEdison Retirement Savings Plan

By: SunEdison, Inc. Investment Committee
Plan Administrator

By: 
Matthew Herzberg, Member,
SunEdison, Inc. Investment Committee

Date: June 26, 2013

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Brown Smith Wallace, LLC
23.2	Consent of FROST, PLLC

BROWN SMITH WALLACE LLC
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE™

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-19159) of our report dated June 26, 2013, relating to the statement of net assets available for benefits of the MEMC/SunEdison Retirement Savings Plan as of December 31, 2012, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 Annual Report on Form 11-K of the MEMC/SunEdison Retirement Savings Plan.

Brown Smith Wallace LLC

St. Louis, Missouri
June 26, 2013



Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-19159 on Form S-8 of MEMC Electronic Materials, Inc. of our report dated June 26, 2012, with respect to the financial statements and supplemental schedule of the MEMC Retirement Savings Plan as of and for the year ended December 31, 2011, which report appears in the December 31, 2012 annual report on Form 11-K of the MEMC Retirement Savings Plan.

Frost, PLLC

Little Rock, Arkansas
June 26, 2013